GURU.CLUB LLC

BALANCE SHEET - UNAUDITED

DECEMBER 31, 2018 AND 2017

	2018	2017
CURRENT ASSETS		
Cash	$ 122	$ 35,677
Total Current Assets	122	35,677
FIXED ASSETS, AT COST		
Equipment	1,170	-
Less Accumulated Depreciation	(195)	-
Net Fixed Assets	975	-
INTANGIBLE ASSETS		
Website Development Costs	2,700	2,700
Less Accumulated Amortization	(900)	-
Total Intangible Assets	1,800	2,700
TOTAL ASSETS	$ 2,897	$ 38,377
CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	3,000	-
Employee Loans	20,880	-
Payroll Liabilities	27,522	-
Total Current Liabilities	51,402	-
MEMBERS' EQUITY	(48,505)	38,377
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,897	$ 38,377